Morgan Stanley Select Dimensions Investment Series
Mid Cap Growth Portfolio
Item 77I - Terms of new or amended securities

The Board of Trustees of Morgan Stanley Select
Dimensions Investment Series (the "Trust") approved a
Plan of Liquidation with respect to liquidation of the Mid Cap Growth Portfolio (the "Portfolio"), a series of the Trust, and termination of the Trust. Subject to shareholder approval and pursuant to the Plan of Liquidation, substantially all of the assets of the Portfolio will be liquidated, known liabilities of the Portfolio will be satisfied, the remaining proceeds will be distributed to the Portfolio's shareholders, all of the issued and outstanding shares of the Portfolio will be redeemed (the "Liquidation") and the Trust will be terminated. The Portfolio will suspend the offering of its shares to all investors at the close of business on or about September 27, 2017. The Liquidation is expected to occur on or about September 29, 2017 and the Trust will be terminated as soon as reasonably practicable following the Liquidation. The Fund announced the Liquidation in a supplement to its Prospectus filed via
EDGAR with the Securities and Exchange Commission on June 15, 2017 (accession number 0001104659-17-
039405) and incorporated by reference herein.